

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 1, 2008

Mr. Jack Egan
Principal Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

> **Re: Volt Information Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended October 28, 2007**
> **Filed January 11, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended January 27, 2008**
> **File No. 1-09232**

Dear Mr. Egan:

      We have reviewed your supplemental response letter dated March 25, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 4, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended October 28, 2007

Critical Accounting Policies, page 29

Goodwill and Indefinite-Lived Intangible Assets, page 32

1.   We note your response to our prior comment 1. Your response does not address the quantitative value of your assumptions. Please include a sensitivity analysis for your major assumptions. For example, if your sales and/or EBITDA projections were to assume no growth rate, would your goodwill be impaired?

Primary Casualty Insurance Program, page 34

2.   We note your response to our prior comment 3. It should be noted our comment was not directed towards your presentation and discussion of segment profit (loss) for each segment. Rather, our comment was focused on your presentation and

discussion of total or consolidated segment operating profit (loss). In addition, our comment was intended solely for your discussions outside the segment footnote in your filing. Accordingly:

- The segment disclosure in your footnote to your financial statements need only comply with SFAS 131. In this regard, you are not required to label these measures as non-GAAP measures within the segment footnote, however, you should disclose what each measure consists of, consistent with your proposed disclosures.
- If you choose to continue to present and discuss total or consolidated segment profit (loss) outside of your segment footnote, please comply <u>fully</u> with our prior comment 3 in each section that you present this measure. Also, you should include the supplemental table to reconcile the GAAP information contained in the statement of operations to the segment information contained in your MD&A, consistent with your proposed disclosures.

3.   In addition, your proposed disclosures state that operating profit (loss) and gross profit are non-GAAP measures. However, these titles are confusingly similar to other items typically presented in accordance with GAAP. Please revise the titles of these measures. For example, where presented throughout the filing, you should re-label operating profit (loss) to state "segment operating (loss) profit."

<u>Results of Operations – By Segment, page 38</u>

4.   We note your response to our prior comment 5. Please include a comparative discussion of these items in your results of operations discussion of your segment results.

        Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director